

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2017

David Gonyer
President and Chief Executive Officer
Evoke Pharma, Inc.
420 Stevens Avenue, Suite 370
Solana Beach, CA 92075

**Re: Evoke Pharma, Inc.**
**Registration Statement on Form S-3**
**Filed November 14, 2017**
**File No. 333-221556**

Dear Mr. Gonyer:

We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

Plan of Distribution, page 11

1. Your disclosure in this section of your sales agreement prospectus states that B. Riley FBR may effect sales "to or through dealers." Please tell us whether such sales satisfy the "at the market offering" definition under Rule 415. If the sales method does not constitute a sales method that is deemed to be an "at the market offering" as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Matthew T. Bush